Exhibit 99.62

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “prospectus supplement”), together with the accompanying short form base shelf prospectus dated November 4, 2021 (the “base shelf prospectus” and, as supplemented by this prospectus supplement, the “prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and the base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available. This prospectus supplement does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. persons. See “PLAN OF DISTRIBUTION”.

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the legal counsel of Abaxx Technologies Inc. at Suite 902, 18 King Street East, Toronto, ON, M5C 1C4 (Telephone 647-259-1790), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To the short form base shelf prospectus dated November 4, 2021

New Issue	April 26, 2023

ABAXX TECHNOLOGIES INC.

Up to $30,000,000

Common Shares

This prospectus supplement of Abaxx Technologies Inc. (the “Company” or “Abaxx”), together with the base shelf prospectus, hereby qualifies the distribution (the “Offering”) of up to $30,000,000 of common shares in the capital of the Company (“Offered Shares”). See “PLAN OF DISTRIBUTION”.

The issued and outstanding common shares of the Company (the “Common Shares”) are listed for trading on the NEO Exchange (“NEO” or the “Exchange”) under the trading symbol “ABXX” as well as on the OTCQX under the trading symbol “ABXXF”. On April 25, 2023, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the NEO was C$2.20. The Exchange has conditionally approved the listing of the Offered Shares qualified by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the Exchange.

The Company has entered into an equity distribution agreement dated the date hereof (the “Distribution Agreement”) with BMO Nesbitt Burns Inc. (the “Agent”) pursuant to which the Company may distribute Offered Shares from time to time through the Agent, as agent, for the distribution of Common Shares in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the NEO or on any other existing Canadian trading market for the Common Shares. The Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all. See ” PLAN OF DISTRIBUTION”.

The Company will pay the Agent compensation for its services in acting as agent in connection with the sale of Offered Shares pursuant to the Distribution Agreement of 2.5% of the gross sales price per Offered Share sold (the “Commission”); provided that the Company shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the NEO; (ii) a material disruption in securities settlement or clearance services in Canada; or (iii) failure by the Agent to comply with its obligations under the terms of the Distribution Agreement. In addition, the Company has agreed to reimburse the Agent for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agent under the terms of the Distribution Agreement, will be approximately $250,000 (exclusive of taxes and disbursements). See“PLAN OF DISTRIBUTION”.

No agent of the at-the-market distribution, and no person or company acting jointly or in concert with an agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the agent creating an over-allocation position in the securities.

Investment in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus supplement, the base shelf prospectus and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See the “Risk Factors” section of the base shelf prospectus and in this prospectus supplement.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences in Canada. Such consequences for purchasers who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS”.

Owning the Common Shares may subject you to tax consequences. This prospectus supplement and the base shelf prospectus may not describe the tax consequences fully. You should consult your tax adviser prior to making any investment in the Common Shares.

Certain of the Company’s current directors, officers and promoters reside outside of Canada. The persons named below have appointed the Company as their agent for service of process. Further, some of the Company’s subsidiaries, namely Abaxx Technologies Corp., Abaxx Singapore Pte. Ltd., Abaxx Exchange Pte. Ltd., and Abaxx Clearing Pte. Ltd. are incorporated under laws of foreign jurisdictions. Securityholders of the Company are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “AGENT FOR SERVICE OF PROCESS”.

Name of Person	Name and Address of Agent
Catherine Flax-Kosecki	Abaxx Technologies Inc.
Thomas McMahon	18 King St. E, Suite 902
Cyrus Hiramanek	Toronto, Ontario M5C1C4

The Company’s corporate headquarters is located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and its registered office is located at 855- 2nd Street S.W., Suite 3500, Bankers Hall East Tower, Calgary, Alberta, T2P 4J8.

TABLE OF CONTENTS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1
ELIGIBILITY FOR INVESTMENT	6
DOCUMENTS INCORPORATED BY REFERENCE	6
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	8
THE COMPANY	8
RECENT DEVELOPMENTS	9
RISK FACTORS	9
CONSOLIDATED CAPITALIZATION	11
USE OF PROCEEDS	11
DESCRIPTION OF COMMON SHARES	11
PLAN OF DISTRIBUTION	12
TRADING PRICE AND VOLUME	14
Trading Price and Volume	14
PRIOR SALES	15
PROMOTERS	16
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	16
Taxation of Resident Holders	17
Taxation of Non-Resident Holders	18
INTEREST OF EXPERTS	19
AUDITORS, TRANSFER AGENT AND REGISTRAR	19
AGENT FOR SERVICE OF PROCESS	19
EXEMPTIVE RELIEF FROM NATIONAL INSTRUMENT 44-101	20
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	20
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE AGENT	C-2
CERTIFICATE OF THE PROMOTER	C-3

i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Purchasers should rely only on the information contained in or incorporated by reference into this prospectus supplement and the base shelf prospectus. The Company has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information appearing in this prospectus supplement and the base shelf prospectus, as well as information the Company has previously filed with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the base shelf prospectus by reference, is accurate as of their respective dates only. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus supplement to “Abaxx”, “we”, “us” or “our” refer to the Company and its wholly-owned subsidiaries, unless the context indicates otherwise.

All dollar amounts in this prospectus supplement are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement contains forward-looking statements that relate to the Company’s current expectations and views of future events. These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “forecast”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the intention of the Company to complete any offering of Offered Shares on the terms and conditions described herein and the aggregate amount of the total proceeds that the Company will receive pursuant to the Offering;

●	the Company’s expected use of the net proceeds from any sales of Offered Shares in the Offering;

●	the performance of the Company’s business and operations;

●	the market for the Company’s products and services and competitive conditions;

●	the expenses of the Offering;

●	the introduction and continued offering of services and product features;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

●	changes to governmental laws and regulations; and

●	effects of the global coronavirus (“COVID-19”) pandemic and the ongoing conflict in Ukraine.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus supplement.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com). Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to develop its software and profit from such development in future;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	consumer interest in the Company’s business and operations;

●	the performance and intention to grow the Company’s business;

●	the introduction and continued offering of services and competitive conditions;

●	the Company’s pricing and revenue models;

●	the Company’s future liquidity and financial capacity;

●	the treatment of the Company, its subsidiaries and its affiliates under government regulatory and taxation regimes;

●	the Company’s ability to operate in certain markets;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the commodities exchange sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack, theft or other type of harm to the Company’s digital assets;

●	the Company does not suffer a material impact or disruption from loss, corruption or unintentional deletion of data, server outages, blackouts, digital infrastructure failures, or other harm to the Company’s digital assets;

●	the absence of adverse regulation or law, both in Canada and abroad; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business, both in Canada and abroad.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include risks related to:

●	the Company’s software, code or data may be exposed to cybersecurity threats, hacks, theft, or intentional corruption;

●	regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of the Company’s software in a manner that adversely affects the Company’s operations;

●	the impact of geopolitical events, including the ongoing conflict in Ukraine, on the supply and demand of commodities and the business of commodities exchanges is uncertain;

●	political and regulatory risks;

●	permits and licences;

●	server and digital infrastructure failures;

●	global financial conditions;

●	tax consequences;

●	the Company’s operations, investment strategies, and profitability may be adversely affected by competition from other commodity exchanges or software solutions;

●	technological obsolescence and difficulty in developing or maintaining software;

●	insurance;

●	limited operating history and financial resources;

●	volatility in commodity prices and market risk;

●	management of growth;

●	additional funding requirements and dilution;

●	loss of key employees & contractors;

●	pandemics and COVID-19;

●	liquid market for securities;

●	absence of dividends and fluctuations in operating results;

●	interest rate risk;

●	currency exchange risk;

●	discretion over use of proceeds;

●	absence of a public market for certain of the securities;

●	effect of changes in interest rates on debt securities;

●	effect of fluctuations in foreign currency markets on debt securities;

●	trading price of Common Shares and volatility;

●	the nature of the Company’s business as a software technology company;

●	reporting issuer risk;

●	limited assets;

●	market for securities;

●	exposure and sensitivity to macroeconomic conditions, including the recent pattern of repeated interest rate hikes by central banks worldwide and exposure to global financing conditions;

●	operations in foreign jurisdictions;

●	protections of the Company’s software and intellectual property portfolio;

●	acquisition risks;

●	volatility of share price, absence of dividends, and fluctuation of operating costs;

●	conflicts of interest;

●	contractual risk;

●	profitability;

●	the value of securities;

●	tax amendment risk;

●	litigation risks;

●	going concern risk;

●	third party risk;

●	clearinghouse risk management, including operation and credit risk;

●	inadequacy of risk management procedures;

●	malicious actor risk;

●	third-party software license risk;

●	competitive risks for Abaxx Technologies Corp. and Abaxx Singapore Pte. Ltd.;

●	system failure risk;

●	security threats;

●	limited management experience;

●	reliance on management and key personnel;

●	software development risk;

●	undetected error risk;

●	risk of technological change;

●	dependence on technical infrastructure;

●	use and storage of personal information and compliance with privacy laws;

●	slow acceptance of products;

●	operations in or near emerging market jurisdictions; and

●	carbon markets.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus supplement and in the documents incorporated by reference herein including in the 2022 MD&A (as defined herein) under the heading “Risks and Uncertainties” and in the 2022 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements.

ELIGIBILITY FOR INVESTMENT

In the opinion of Peterson McVicar LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Agent, based on the provisions of the Tax Act and any proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), subject to the provisions of any particular plan, the Offered Shares, if issued on the date hereof, generally would be, as of the date hereof, “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a tax free savings account (“TFSA”), a first home savings account (“FHSA”) (as those terms are defined in the Tax Act and collectively referred to as “Registered Plans”) or a deferred profits sharing plan (as defined under the Tax Act) (“DPSP”), provided that the Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the NEO) or the Company qualifies as a “public corporation” (as defined in the Tax Act).

Notwithstanding that the Offered Shares may be qualified investments for a trust governed by a Registered Plan, the annuitant, subscriber or holder of the Registered Plan may be subject to a penalty tax if such Offered Shares are a “prohibited investments” for the trust governed by the Registered Plan within the meaning of the Tax Act. The Offered Shares will generally not be a “prohibited investment” provided that the annuitant, subscriber or holder of the Registered Plan deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be prohibited investments if such Offered Shares are “excluded property” (as defined in the Tax Act) for a trust governed by a Registered Plan.

Prospective investors who intend to hold Offered Shares through a Registered Plan or DPSP are urged to consult their own tax advisors regarding their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus as of the date hereof and only for the purposes of distribution of the Offered Shares. Other documents are also incorporated, or deemed to be incorporated, by reference in the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request without charge from the legal counsel of Abaxx Technologies Inc. at Suite 902, 18 King Street East, Toronto, ON, M5C 1C4 (Telephone 647-259-1790), or by accessing the disclosure documents on SEDAR, at www.sedar.com.

The following documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of the prospectus:

●	the Company’s annual information form for the year ended December 31, 2022, dated March 31, 2023 (the “2022 AIF”);

●	the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021, the notes thereto and the independent auditor’s report thereon, dated March 31, 2023;

●	the Company’s annual management’s discussion and analysis for the year ended December 31, 2022, dated March 31, 2023; (the “2022 MD&A”);

●	the Company’s management information circular for the annual general meeting of shareholders held on September 22, 2022, dated August 10, 2022;

●	the Company’s management information circular for the special meeting of shareholders held on April 14, 2023, dated March 13, 2023; and

●	the Company’s material change report dated April 14, 2023, relating to the results of voting from the special meeting of shareholders.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above (excluding confidential material change reports, if any) and any business acquisition reports filed by the Company with the various securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into and form an integral part of this prospectus. These documents will be available on SEDAR, which can be accessed at www.sedar.com. Documents referenced in this prospectus supplement, the base shelf prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of the prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.

Upon new audited annual financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previously filed audited annual financial statements and related management’s discussion and analysis and all unaudited interim financial statements, together with related management’s discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement.

Upon interim financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement.

Upon a new annual information form being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this prospectus supplement), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Company’s most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement. Upon a new information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference. Neither the Company nor the Agent have provided or otherwise authorized any other person to provide investors with information other than that contained or incorporated by reference in this prospectus supplement or the base shelf prospectus, and neither the Company nor the Agent take any responsibility for other information that others may give you. If an investor is provided with different or inconsistent information, he or she should not rely on it.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
High	1.3856	1.2942	1.4496
Low	1.2540	1.2040	1.2718
Average	1.3013	1.2535	1.3415
Closing	1.3544	1.2678	1.2732

On April 25, 2023, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3623.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this prospectus supplement. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this prospectus, before making an investment decision.

Summary Description of the Business

The Company is a financial technology business developing software tools which enable commodity traders and finance professionals to communicate, trade and transact faster and more securely. The Company’s operations consist of the following:

●	software technology development consisting of new internet communication protocols and proprietary financial software architecture for sales in global commodity trading market;

●	development and operation of an exchange and clearing house for commodity trading utilizing the Company’s software technology; and

●	non-core investments in technology enterprises which potentially provide synergies to the Company’s software development businesses.

The Company develops its software in-house and through sub-contractors as proprietary technology to facilitate the operation of its exchange and clearing businesses, and for eventual sale to third parties in the future. At this time, the Company remains focused on launching the exchange and clearing business using its software technology and no revenue has been generated through the licensing of the Company’s software technology to third parties.

As the Company evolves, in addition to its current focus on technology, trading and clearing for liquified natural gas benchmark contracts, the Company plans to consider applications of its technology for trading in precious metals and battery metals markets. In addition, the Company will pursue new initiatives for Environmental, Social, and Governance (“ESG”) related markets and data, including the trading of carbon and other emission credits. and a new market structure vision for precious metals and emerging ESG certified-commodity markets.

The Company is also the owner of the LabMag and KeMag iron ore assets, which are assets previously owned by New Millennium Iron Corp. and continue to be held by Abaxx subsequent to the reverse take-over of New Millennium Iron Corp. The Company is not undertaking any iron ore development due to the Company’s technology focus plan. Although the Company does not believe that the LabMag and KeMag iron ore assets have material value at the present time, during the quarter ended June 30, 2021, the Company developed an understanding that the market for “green” commodities may evolve to include certain types of iron ore deposits which could result in an increase in value of the LabMag and KeMag iron ore assets. In particular, the LabMag and KeMag iron ore assets are “taconite” iron ore assets. The processing of taconite iron ore involves the production of iron ore pellets which can be optimal feedstock for electric arc furnaces. Electric arc furnaces can produce steel with lower carbon dioxide emissions than conventional blast furnace steel production, hence the potential to characterize taconite iron ore assets as a green commodity. At this juncture the Company intends to maintain the LabMag and KeMag properties in good standing and continue to assess developments in the taconite iron ore market. The Company may entertain offers from third parties to dispose or joint venture the iron ore assets. The ability of the Company to monetize the iron ore assets on terms which are economic or at all is virtually entirely dependent on (i) iron ore commodity prices in general, and (ii) demand for taconite iron ore as a green commodity for use in lower carbon dioxide electric arc furnace steel production. Large scale demand does not exist for iron ore green commodities at the present time, and it is not possible to determine the outcome or value which could result from any monetization of the LabMag and KeMag iron ore assets. In addition, the processing of taconite iron ore involves various types of processing and feedstock metallurgical characteristics which are not entirely certain at this time. As a result, it cannot be assured that production of the LabMag and KeMag iron ore assets can be achieved on a commercial basis or at all.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since the date of the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021 which have not been disclosed in this prospectus or the documents incorporated by reference herein.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s 2022 AIF and the 2022 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company’s business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Discretion over use of proceeds

The Company intends to allocate the net proceeds it will receive from an Offering as described under “Use of Proceeds” in the prospectus and this prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Unallocated Proceeds of the Offering

As discussed in “Use of Proceeds”, the net proceeds from the Offering will be used for general corporate and working capital requirements, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions or for other corporate purposes as set forth in this prospectus supplement. Accordingly, the Company’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. The failure by the Company’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Dilution

The number of Common Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, as part of future offerings, issue additional Common Shares and/or securities convertible into or exercisable for Common Shares from time to time subject to the rules of any applicable stock exchange on which the Common Shares are then listed and applicable securities law. The issuance of any additional Common Shares and/or securities convertible into or exercisable for Common Shares may have a dilutive effect on the interests of holders of the Company’s Common Shares. If proceeds of the Offering are used to pay down existing indebtedness, the Offering may result in substantial dilution on a per Common Share basis to the Company’s net income and certain other financial measures used by the Company.

Return on Investment is Not Guaranteed

There can be no assurance regarding the amount of income to be generated by the Company. Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

At-the-Market Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

Trading price of Common Shares and volatility

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company’s Common Shares may be subject to large fluctuations and may decline below the price at which an investor acquired its Common Shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Market Discount

The price of the Common Shares will fluctuate with market conditions and other factors. If a shareholder sells its Common Shares, the price received may be more or less than the original investment. The Common Shares may trade at a discount from their book value.

Forward looking statements

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

CONSOLIDATED CAPITALIZATION

There have been no material developments in the business of the Company since the date of the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2021which have not been disclosed in this prospectus or the documents incorporated by reference herein.

The Company may, from time to time during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to $30,000,000. See “PLAN OF DISTRIBUTION”.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Distribution Agreement and the expenses of the distribution. The Company intends to use the net proceeds from the Offering for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities. See “PLAN OF DISTRIBUTION”.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “RISK FACTORS –Discretion over use of proceeds.”

DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of Common Shares, of which approximately 73,391,985 were issued and outstanding as of April 25, 2023.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to the right to receive a proportionate share, on a per share basis, of the assets of the Company available. The holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares. Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s articles and in the Business Corporations Act (Alberta). For a summary of certain material attributes and characteristics of the Common Shares, see “DESCRIPTION OF SHARE CAPITAL – Common Shares” in the base shelf prospectus.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agent under which the Company may issue and sell from time to time Offered Shares through the Agent having an aggregate sale price of up to $30,000,000 in each of the provinces and territories in Canada pursuant to placement notices delivered by the Company to the Agent from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NEO or on any other existing Canadian trading market for the Common Shares. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. We cannot predict the number of Offered Shares that we may sell under the Distribution Agreement on the NEO or any other trading market for the Common Shares in Canada, or if any Offered Shares will be sold.

The Agent will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by us and the Agent. Subject to the terms and conditions of the Distribution Agreement, the Agent will use its commercially reasonable efforts to sell, consistent with its normal trading and sales practices, applicable laws and the applicable rules of the NEO or any other applicable marketplace within the meaning of National Instrument 21-101 - Marketplace Operation, on our behalf, all of the Offered Shares requested to be sold by us. The Company will instruct the Agent as to the number of Offered Shares to be sold by the Agent from time to time by sending the Agent a placement notice that requests that the Agent sell up to a specified dollar amount or a specified number of Offered Shares and specifies any parameters in accordance with which the Company requires that the Offered Shares be sold. The parameters set forth in a placement notice may not conflict with the provisions of the Distribution Agreement. We may instruct the Agent not to sell Offered Shares if the sales cannot be effected at or above the price designated by us in a particular placement notice. Under the Distribution Agreement, the Agent has no obligation to purchase as principal for its own account any Offered Shares that we propose to sell pursuant to any placement notice delivered by us to the Agent. If we sell the Offered Shares to the Agent as principal, we will enter into a separate agreement with the Agent and will describe that agreement in a separate prospectus supplement.

Either the Company or the Agent may suspend the Offering upon proper notice to the other party. The Company and the Agent each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

We will pay the Agent compensation for its services in acting as agent in connection with the sale of Offered Shares pursuant to the terms of the Distribution Agreement equal to the Commission. The remaining sales proceeds, after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Offered Shares.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

The Agent will provide written confirmation to us no later than 2:00 p.m. (Toronto time) of the trading day immediately following the trading day on which the Agent has made sales of the Offered Shares under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on such day, the average price of the Offered Shares sold on such day, the aggregate gross proceeds, the Commission payable by us to the Agent with respect to such sales and the net proceeds payable to us.

Within seven calendar days after the end of each month in which sales were made under this prospectus supplement, the Company will file on SEDAR a report disclosing the number and average price of the Offered Shares distributed through a marketplace in Canada pursuant to this prospectus supplement, as well as the gross proceeds, Commission and net proceeds with respect to sales during the prior month. We will also disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in our annual and interim financial statements and management’s discussion and analysis filed on SEDAR for any quarters in which sales of Offered Shares occur pursuant to this prospectus supplement.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made (or on such earlier date as is then current industry practice for regular-way trading) in return for payment of the gross proceeds (less Commission) to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agent may agree upon.

In connection with the sales of Offered Shares on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of applicable securities legislation, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agent against or in respect of, among other things, certain civil liabilities, including liabilities under applicable securities legislation in Canada. In addition, we have agreed to pay the reasonable expenses of the Agent in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement, and neither the Agent nor any of its affiliates involved in the distribution and no person or company acting jointly or in concert with the Agent has over-allotted, or will over-allot Common Shares in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Pursuant to the terms of the Distribution Agreement, the Company will compensate the Agent for its services in acting as agent in the sale of the Offered Shares pursuant to the Offering in an amount equal to 2.5% of the gross proceeds from sales of the Offered Shares made on the NEO or another applicable marketplace. The total expenses related to the commencement of the Offering payable by us, excluding the Commission payable to the Agent under the Distribution Agreement, are estimated to be approximately $250,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) December 4, 2023, being the date the receipt issued for the base shelf prospectus ceases to be effective in accordance with applicable securities laws, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees.

The NEO has conditionally approved the listing of the Offered Shares offered by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the NEO.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Offered Shares may not be offered or sold or delivered, directly or indirectly, in the United States except pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person.

A copy of the Distribution Agreement can be obtained under the Company’s profile on SEDAR at www.sedar.com.

TRADING PRICE AND VOLUME

Trading Price and Volume

The Common Shares trade on the NEO under the symbol “ABXX” and OTCQX under the symbol “ABXX.F”. The following table sets out the closing high and low prices and the trading volume for the Common Shares, as reported by the NEO and Canadian alternative trading systems, during the 12-month period prior to the date of this prospectus supplement:

NEO: ABXX

	Price Range
Month	High (CAD$)	Low (CAD$)	Volume
April 2023 (partial)	2.35	2.20	818,386
March 2023	2.99	2.24	1,218,712
February 2023	2.93	2.61	778,821
January 2023	2.98	2.44	1,082,465
December 2022	2.74	2.42	811,433
November 2022	3.09	2.56	987,292
October 2022	2.88	1.98	1,026,926
September 2022	2.30	1.94	1,391,914
August 2022	2.34	1.13	2,807,678
July 2022	1.17	1.07	1,565,824
June 2022	1.22	0.93	1,550,298
May 2022	1.48	1.14	2,071,504
April 2022	1.85	1.48	3,875,723

The following table sets out the reported closing price range and trading volume for the Common Shares, as reported by the OTCQX, during the 12-month period prior to the date of this prospectus supplement:

OTCQX: ABXX.F

	Price Range
Month	High (USD$)	Low (USD$)	Volume
April 2023 (partial)	1.76	1.62	804,744
March 2023	2.22	1.66	852,437
February 2023	2.19	1.90	704,553
January 2023	2.22	1.81	719,411
December 2022	2.11	1.76	834,579
November 2022	2.40	1.90	773,390
October 2022	2.05	1.46	632,318
September 2022	1.76	1.37	986,089
August 2022	1.80	0.88	1,765,936
July 2022	0.89	0.83	887,395
June 2022	0.98	0.74	1,874,258
May 2022	1.12	0.89	2,064,971
April 2022	1.44	1.17	2,499,563

Certain Common Share purchase warrants of the Company’s trade on the NEO under the symbol “ABXX.WT”, with each such warrant entitling the holder to purchase, subject to adjustment in certain events, one Common Share at an exercise price of $5.10 at any time prior to 4:00 PM (Toronto time) on May 14, 2023 (the “Listed Warrants”). The following table sets forth the reported closing high and low prices and the aggregate volume of trading for the Listed Warrants on the NEO and alternative trading systems during the 12-month period prior to the date of this prospectus supplement:

NEO: ABXX.WT

	Price Range
Month	High (CAD$)	Low (CAD$)	Volume
April 2023 (partial)	0.22	0.01	114,726
March 2023	0.41	0.02	151,589
February 2023	0.49	0.27	27,110
January 2023	0.53	0.35	83,205
December 2022	0.99	0.48	8,602
November 2022	0.63	0.36	31,450
October 2022	0.44	0.35	98,331
September 2022	0.53	0.35	41,998
August 2022	0.75	0.20	107,687
July 2022	0.29	0.29	1,000
June 2022	0.25	0.22	15,800
May 2022	0.36	0.23	23,220
April 2022	0.34	0.21	53,874

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Company has issued Common Shares and securities convertible into Common Shares as follows:

Date of Issue	Type of Security	Number of Securities	Issuance / Exercise Price per Security
May 1, 2022	Incentive Stock Options(1)	25,000	$1.50
June 30, 2022	Incentive RSUs(2)	10,786	$1.18
August 4, 2022	Common Shares (3)	53,879	$0.68
September 30, 2022	Incentive RSUs(2)	6,912	$1.98
December 31, 2022	Incentive RSUs(2)	850,000	$2.50
December 31, 2022	Incentive Stock Options(3)	1,133,000	$2.50
January 18, 2023	Common Shares(3)	41,675	$1.00
February 3, 2023	Common Shares(3)	24,300	$1.00
March 1, 2023	Common Shares(3)	53,934	$0.68
March 27, 2023	Common Shares(3)	27,021	$0.68
March 31, 2023	Incentive RSUs(2)	10,384	$2.31
April 3, 2023	Common Shares(3)	5,000	$1.00
April 14, 2023	Common Shares(3)	5,000	$1.00

Notes:

(1)	Grants of stock options that have not been exercised to Common Shares.

(2)	Grants of RSUs that have not been exercised to Common Shares.

(3)	Common Shares issued in connection with exercise of stock options and RSUs.

PROMOTERS

Joshua Crumb is considered a promoter of Abaxx through his initiative in founding and organizing Abaxx. Mr. Crumb holds in the aggregate 11,536,185 Common Shares, representing 15.72% of the issued and outstanding Common Shares on a non-diluted basis. In addition, Mr. Crumb holds in the aggregate of 310,000 options, 103,639 restricted stock units and 110,000 common share purchase warrants of Abaxx. Additionally, Mr. Crumb holds 850,001 ordinary shares of Abaxx Singapore Pte. Ltd., representing 3.19% of the issued and outstanding ordinary shares of Abaxx Singapore Pte. Ltd.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Peterson McVicar LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Agent, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act and the Tax Proposals generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, (i) holds the Offered Shares as capital property, and (ii) deals at arm’s length and is not affiliated with the Company, the Agent and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, Offered Shares will be considered to be capital property to a Holder, provided the Holder does not hold such Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its “Canadian tax results” in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the Offered Shares, (vi) that receives dividends on Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act, (vii) that is exempt from tax under Part I of the Tax Act, (viii) that is a partnership; or (ix) that is a “substantive CCPC” as defined in the Tax Proposals. Any such holder should consult its own tax advisor with respect to an investment in Offered Shares. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, the Tax Proposals and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Disposition of Offered Shares

A Resident Holder who disposes, or is deemed to dispose, of an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Offered Shares, as the case may be, immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an Offered Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (which generally is refundable, subject to the detailed rules of the Tax Act) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains and dividends. Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of aggregate investment income to “substantive CCPCs” as defined in the Tax Proposals. Resident Holders should consult their own tax advisors with regard to this additional tax and refund mechanism.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act and Tax Proposals contained in the 2023 Federal Budget released on March 28, 2023. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not and will not use or hold Offered Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

This summary does not address or discuss the effect of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). The MLI entered into force in Canada on December 1, 2019. When applicable, the MLI provides that a benefit under a particular treaty (such as a reduced withholding rate) shall not be granted under certain circumstances. The MLI applies to Canada’s tax treaties and conventions with countries which have deposited their instruments of ratification with the Depositary and which have mutually indicated that their treaties or conventions with Canada will be covered by the MLI. Affected Non-Resident Holders should consult their own tax advisors in this regard.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident and subject to the provisions of the MLI if the Non-Resident Holder is resident in a country that is a signatory to the MLI. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). The United States is not a signatory to the MLI. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless such Offered Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NEO) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares may be deemed to be taxable Canadian property. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute taxable Canadian property in their particular circumstances.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS --– Taxation of Resident Holders – Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

INTEREST OF EXPERTS

Certain legal matters related to the Offering will be passed upon on the Company’s behalf by Peterson McVicar LLP, and on behalf of the Agent by DLA Piper (Canada) LLP. As of the date hereof, Peterson McVicar LLP, and its partners and associates, and DLA Piper (Canada) LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is KPMG LLP at its offices located at 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5. KPMG LLP and was appointed on October 7, 2021, to replace MNP LLP as former auditor. KPMG LLP acted as auditor in preparation of the audited financial statements for the annual periods ended December 31, 2022 and December 31, 2021.

The transfer agent and registrar of the Company is Odyssey Trust Company, with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors and for the Company to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors of the Company reside outside of Canada. Catherine Flax-Kosecki, Cyrus Hiramanek and Thomas McMahon have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Catherine Flax-Kosecki	Abaxx Technologies Inc.
Thomas McMahon	18 King St. E, Suite 902
Cyrus Hiramanek	Toronto, Ontario M5C1C4

EXEMPTIVE RELIEF FROM NATIONAL INSTRUMENT 44-101

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated September 16, 2021, the Company was granted relief from the requirement that the prospectus and all documents incorporated by reference herein, as well as this prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights in connection with any purchase of Offered Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights included in the base shelf prospectus under the heading “Statutory Rights of Withdrawal and Rescission” solely with regard to the Offering.

Securities legislation in certain of the provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement relating to securities purchased by a purchaser and any amendment are not sent or delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus supplement, the base shelf prospectus and any amendment thereto relating to Offered Shares purchased by such purchaser because the prospectus supplement, the base shelf prospectus and any amendment thereto relating to the Offered Shares purchased by such purchaser will not be delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in certain of the provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement and any amendment thereto relating to securities purchased by a purchaser contains a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus supplement, the base shelf prospectus and any amendment thereto relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: April 26, 2023

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

/s/ Joshua Crumb”	/s/ Steve Fray
Joshua Crumb Chief Executive Officer	Steve Fray Chief Financial Officer

On Behalf of the Board of Directors

/s/ Margot Naudie	/s/ Scott Leckie
Margot Naudie Director	Scott Leckie Director

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CERTIFICATE OF THE AGENT

Dated: April 26, 2023

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

BMO NESBITT BURNS INC.

/s/ Jamie Rogers
Jamie Rogers Managing Director

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CERTIFICATE OF THE PROMOTER

Dated: April 26, 2023

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

/s/ Joshua Crumb
Joshua Crumb Promoter

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